Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: DHT Holdings, Inc.
Commission File No. 001-32640
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with DHT Holdings, Inc. ("DHT") proposed by Frontline Ltd. ("Frontline"), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FRONTLINE AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov.
Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include failure to consummate the proposed business transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by Frontline with the SEC.

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The following is an article published on www.tradewindsnews.com.

Frontline: 'We are not only looking at DHT'

Robert Hvide Macleod says owner will not miss growth opportunities due to its pursuit of rival.

February 10th, 2017 13:06 GMT

By  Andy Pierce in London
Published in TANKERS

Frontline continues to look beyond its pursuit of DHT Holdings for opportunities to grow and renew its fleet, its chief executive says.
The John Fredriksen company tabled a $475m all-share offer for its rival and near Oslo neighbour which was knocked back by the DHT board last week.
Yesterday, Frontline posted an official response to the rejection which restated its motivations for the offer without proposing any revised terms.
Robert Hvide Macleod, chief executive of Frontline, told TradeWinds: "We are not only looking at DHT.
"We are constantly looking at every opportunity out there. This will not mean we will miss out on other opportunities."
Fredriksen told TradeWinds last week the DHT deal was motivated by a wish to consolidate the market and renew the Frontline VLCC fleet.
He is conscious of the age of Frontline's fleet and explained it was getting increasingly difficult to fix tankers that are 18 to 19 years old.
At the same time as it sprang the offer in January, Frontline revealed it had built a 16% stake in DHT, making it the company's largest shareholder.
Macleod said Frontline's goal was to optimise its investment in DHT. "We feel this can be accomplished in a manner that benefits both us and DHT's other shareholders."
Frontline is unhappy about the introduction of a shareholder rights plan, a so-called poisoned pill, by DHT which prevents the suitor from adding to its stake. In statement yesterday it also highlighted that since then DHT has "continued to refuse to enter into any discussions".
Frontline's bid valued DHT at $5.09 per share. Svein Moxnes Harfjeld, co-chief executive of DHT, placed a net asset value of $5.70 per share on the company during its fourth-quarter conference call.
In a statement on Sunday, DHT's board described the Frontline proposal as "wholly inadequate", with chairman Erik Lind claiming the bid substantially undervalued the company and represented an opportunistic attempt at a low point in the cycle.
Frontline contended Lind's comments on the timing were "irrelevant given the all-share offer".
Analysts have noted that an all-share offer means that the price tag will determine how much of a combined company DHT would own if the deal is consummated.
Financial sources have also reasoned that, as Frontline trades at a premium to net asset value, the deal would be more dilutive for DHT's investors than it might first appear.
Clarifying the position today, Macleod said a refusal to discuss the proposal on the basis of this being a low point in the cycle was not rational as both companies are in the same business and the same cycle.
"The fact we have maintained premium valuation is a direct reflection on our company and not sufficient grounds to refuse to discuss our proposal," Macleod said.